

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Mr. Xiang Wei
Chief Executive Officer
Wonder International Education and Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

Re: **Wonder International Education and Investment Group Corporation**
          Amendment No. 5 to Registration Statement on Form S-1
          Filed on August 12, 2010
          Amendment No. 6 to Registration Statement on Form S-1
          Filed on August 13, 2010

          File No. 333-163635

Dear Mr. Wei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment one in our comment letter dated August 2, 2010. Disclosure within your revised registration statement suggests that you may

        intend to offer shares for resale pursuant to the registration statement. In this regard, we note that you indicate that the proposed maximum offering price per share is $6.00, inconsistent with shares being issued to Eastbridge shareholders pro rata for no consideration, and that you will terminate the offering "when all 899,875 shares of common stock have been sold." Likewise, you have indicated that the shares are to be offered on a delayed or continuous basis pursuant to Rule 415 on your registration statement outside cover page, inconsistent with shares being issued as a stock dividend to Eastbridge shareholders only. Finally, you make repeated references, on page 2, for example, to "selling shareholders." Please revise to eliminate any references to a transaction other than the dividend distribution by Eastbridge on behalf of the company.

2.   Please note that the spinoff of shares to Eastbridge's shareholders will result in the company no longer being a shell company. Therefore, all shareholders receiving shares in the spinoff will not be able to sell their shares in reliance upon Rule 144 for a year from the date of the spinoff. See SEC Release No. 33-8587. Please revise your discussion of Rule 144 and your Plan of Distribution to make clear the limitations upon resale.

3.   Your organizational chart on page 22 does not clearly depict the ownership structure of the company. Your risk factors on page 9 imply that your Chinese educational institutions are controlled by Anhui Wonder Education and Management Company, Ltd. through contractual relationships; however, the chart does not reflect where control is exerted though direct equity ownership and contractual relationships. Please revise throughout. Also, indicate what fees are paid under your contractual relationships, the percentage of fees that consist of service fees and tuition fees and, if applicable, license fees, and by and to whom such fees are paid.

Securities Issued and to be issued, page 2

4.   You state that a total of 20,000,000 shares of your common stock will be issued as soon as this registration is declared effective, yet you are registering only 899,875 shares of common stock. Revise to clarify how many shares are currently issued and outstanding. Please similarly revise and if necessary reconcile risk factor disclosure on page 5, where you state that you "have agreed to issue a total of 20,000,000 shares of common stock," suggesting that shares in addition to those you are registering here have not yet been issued, and on page 19, where you state that "as of July 31, 2009, there were 20,000,000 shares of our common stock to be issued and outstanding tentatively to be held by 1,605 stockholders of record, upon approval of this Registration. These shares will be issued upon declaration of effectiveness of this registration statement." Please include a date more recent than July 31, 2009 when you discuss the number of shares you have issued and outstanding.

Our directors and officers reside outside the United States, page 7

5.   Please revise to clarify, if true, that all your officers and directors reside outside the United States.

Our corporate structure is subject to legal risks that could limit our ability to do business, page 9

6.   The first paragraph of this risk factor is unclear. Revise to clarify why direct ownership by the Management Company complies with the PRC regulations limiting foreign ownership, especially since the Management Company is controlled by the company.

7.   Tell us why you believe that the contractual arrangements satisfy Chinese restrictions on foreign ownership**.**

8.   Please provide us with your analysis whereby you determined that you do not fall under either the jurisdiction of the Ministry of Education or the Ministry of Commerce. Advise us whether you consulted either Ministry, obtained an opinion of local counsel in this regard, or arrived at this conclusion independently. When you respond, advise us whether you anticipate that you may fall under the jurisdiction of either or both Ministry in the future. We note your statement that you do not "currently" fall under either jurisdiction, suggesting that you may so fall at a later date. Please revise your risk factor in light of this comment, as well as "The Education Sector is Subject to Extensive Regulation in China," on page 11.

9.   Please revise your third bullet point, as well as in other places in your document, including for example in the risk factor heading and first and second paragraphs of "PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we expect to receive from this offering" on page 13, to remove references to "the proceeds from this offering" insofar as you are registering only the pro-rata issuance of shares to Eastbridge shareholders for which you will not receive consideration.

10.   We note that you have not included disclosure pursuant to the PRC law requiring that companies set aside 10% of after-tax profits each year to fund a statutory reserve until such reserve reaches 50% of the company's registered capital and attendant risk factor disclosure, nor disclosure relating to the PRC requirement that private schools set aside 25% of after-tax income prior to any dividend distribution to a development fund. Please advise.

Our corporate structure may not be as beneficial to our shareholders as direct ownership, and we have limited recourse against our subsidiaries if any one of them violates our contractual arrangements., page 9

11.   Please break out as a separate risk factor with its own heading, disclosure regarding the risk of non-performance of the contractual arrangements. Further, please disclose which key contracts and provisions are subject to arbitration and which are not and the potential difference in resolution as between PRC arbitration and the PRC courts. Please cite contractual jurisdictional references as well.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us., page 10

12.   Please revise to specify those laws and regulations that are applicable to both the formation and operation of foreign invested enterprises, including those related to restricted and prohibited industries such as education, and identify the attendant risk posed to your structure and operations in light of them. You should consider adding a chart depicting every area where there is regulatory uncertainty as well as where the company is currently in violation with/not complying with governmental regulations. The disclosure should make clear what is prohibited and how the company indirectly engages in the prohibited activity.

You may experience difficulties in effecting service of legal process., page 11

13.   We note the reference to your receipt of advice of PRC counsel. Please revise to identify your PRC counsel, and, as appropriate, to include counsel's opinion and consent as exhibits to your registration statement.

Governmental control of currency conversion may affect the value of your investment., page 12

14.   We are unable to determine where the PRC subsidiary "Tianjin Frank" appears in your organizational chart on page 20. Please advise or revise.

15.   Please expand your disclosure to identify and describe both the PRC authorities and process involved in obtaining approval where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Include disclosure concerning the time and costs involved in obtaining such approval.

Mr. Xiang Wei
Wonder International Education and Investment Group Corporation
Page 5

<u>PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital…, page 12</u>

16.   Please revise to indicate what steps your current shareholders and/or beneficial owners have taken to comply with the SAFE regulations you discuss in this risk factor. Advise us whether or not, and why, you believe you are in compliance with all SAFE regulations as they apply to the establishment of offshore special purpose companies by PRC residents. Revise to specify the effect that non-compliance would have on your ability to contribute additional capital into your PRC subsidiary, as well as on the ability of your PRC subsidiaries to pay dividends to Wonder.

<u>If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval is required in connection with this offering…, page 13</u>

17.   Please revise to indicate which other PRC regulatory agency could have jurisdiction over your offering, in addition to the CSRC.

18.   Please revise to indicate what steps you have taken to ensure compliance with the M&A Rules promulgated in 2006, including the apparent determination not to register your offering with either the CSRC or other regulatory agency potentially having jurisdiction.

<u>Chinese law restricts foreign ownership of Chinese entities and we, therefore, have no legal standing to assert ownership rights to our Chinese subsidiaries., page 15</u>

19.   Please provide us with the analysis whereby you determined that, despite your structure resulting in you having no legal standing in China, you nonetheless believe that such lack of standing will not affect your right to operate through China Wonder in the PRC. Please specifically address whether you obtained an opinion of counsel in this regard, and other steps taken.

20.   Please advise us what alternative structures you considered before arriving at a structure that resulted in you having no legal standing in China, and why you determined that the present structure was optimal for the company.

<u>Failure to pay income taxes in China may hinder the Company's ability to conduct business., page 15</u>

21.   In some recent reviews of registration statements for initial public offerings of companies with primary operations in China, it has come to our attention that current or former employees, consultants or other associates of these Chinese operating companies have threatened to contact PRC authorities regarding potential regulatory violations unless the companies make certain payments or provide other benefits to such persons. Please supplementally explain to us what consideration you have given

to providing risk factor disclosure regarding the possibility that the regulatory uncertainty described in this, and other, risk factors could be exploited in an attempt to extract payments or benefits from you.

Financial Statements

General

22.   We note your response to comment 5 from our letter dated June 16, 2010 in which you refer to the issuance of stock to Eastbridge as compensation for consulting services. Disclose your accounting treatment for the stock issuance to Eastbridge and revise the financial statements to record compensation expense or tell us why such accounting treatment is not appropriate.

Note 1 Organization and Business

Organization of Company, page F-7

23.   We note that you entered into an agreement on April 26, 2008 to exchange 20 million shares of common stock for all of the equity interests of Anhui Wonder Education & Investment Management Corporation (China Wonder). Please expand the disclosure to state the date on which the 20 million shares were issued.

24.   Refer to the risk factor regarding regulation of tuition fees on page 8. We note that you state on page 8 that you receive license fees for educational services. Please clarify the disclosure on page 8 and Note 1 to explain the nature of your business in greater detail. Explain whether you license your curriculum or receive tuition. Expand your revenue recognition accounting policy on page F-8 and throughout the filing accordingly.

Risks and Uncertainties, page F-7

25.   Please expand the disclosure to address how the restrictions on foreign currency impacted your analysis of operational control, including the risks and rewards of the operations. Please disclose whether you currently are complying with SAFE procedural requirements for payments in foreign currencies for profit distributions.

26.   Please also disclose whether Mr. Xie, a PRC resident and counterparty to the company's operations agreements, falls under the SAFE notice and if so, whether he is currently registered with the local SAFE branch. If not, please explain how the failure to register impacts your analysis of operational control.

27.   We also note on page 9 that there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations, including the enforcement of contractual arrangements and whether specific performance is likely in the event of a contractual dispute. Please expand the disclosure to explain how these substantial uncertainties impacted your analysis of operational control.

28.   Refer to the risk factor regarding the CSRC M&A Rule on page 13. We note that the M&A rule was effective prior to the organization of the company. Please disclose whether you notified the Ministry of Commerce in advance of the reverse merger. If advance notice was not provided, disclose how this risk impacts your ability to exert operational control of the PRC entities as a foreign entity.

29.   It is still unclear how the operating and pledge agreements permit operating control of China Wonder, since US Wonder has no legal standing under the laws of the PRC. Please explain in greater detail.

Note 10 – Income Taxes, page F-17

30.   Please explain in greater detail the reasons that you have not paid income taxes to date. Please detail whether you have filed returns with the appropriate authorities or have notified the appropriate authorities of your operational status in their jurisdiction.

Age of Financial Statements

31.   Update the financial statements and other financial information in the filing to include the interim period ended June 30, 2010. Please refer to the guidance in Rule 3-12 of Regulation S-X.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Christopher Dieterich, Esq.
        By facsimile, 310-312-6680